SUPPLY AGREEMENT

                                 BAJA ORIENTE

                                JANUARY 1, 1994

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TABLE OF CONTENTS

          Pages                    Contents
          -----                    --------

          1-4                      Terms and Conditions

          4                        Signature Page

          5                        Exhibit I

          6                        Exhibit II

          7                        Attachment A, B

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                           ALLIEDSIGNAL INC. - T&TBS
                           GARRETT AUTOMOTIVE GROUP
                             3201 W. Lomita Blvd.
                              Torrence, CA 90503

                               SUPPLY AGREEMENT

Supplier Baja Oriente ("Seller"), address - 13747 Escelsior Dr., Santa Fe Springs, CA 90670, has entered into a supply agreement with AlliedSignal Inc. on behalf of Garrett Automotive Group ("Buyer"). In consideration of the mutual covenants and conditions herein, the parties agree as follows:

1.   TERM
     ----

1.1 The term of this supply agreement (the "Agreement") shall be a period of three (3) year(s) commencing January 1, 1994 and ending on December 31, 1996. (the "Term")

2.   SALE OF PROCEEDS
     ----------------

2.1 Buyer agrees to purchase and Seller agrees to sell component parts used in the manufacture of repair of Turbochargers and Charged Air Coolers and specified on Exhibit I, and Exhibit II of Buyer requirement during the Term for products as set forth on the fac of the purchase order (Form BWS-1004A 1/93) as amended by the specific warranty clause, Attachment A, which is attached hereto and is made a part of this agreement ("Products"). Buyer and Seller agree to commence negotiations for a new supply agreement no later than September, 1996, and further agree to a target date of December 1, 1996 for the signing of such new supply agreement, provided such new supply agreement is acceptable to both parties.

3.   PRICE
     -----

3.1(A) The initial price Buyer shall pay to Seller for Products are set forth in Exhibit I, and Exhibit II.

3.2(B) The price of Aluminum is established at $0.62/lb for 319 Aluminum alloy, and $0.67/lb for 356 Aluminum alloy per the American Metal market dated 11/23/93. The prices shall be adjusted to reflect cost decreases or increases by Seller resulting from changes to the published prices of plus or minus ten percent (10%) from the prices stated. The American Metal Market will serve as the agreed upon published price source. Adjustments shall e no more frequent that once during any three month period.

4.   PRODUCTIVITY
     ------------

4.1 As of January 1, 1994, 1995 and 1996, Seller will reduce the price for products by an amount no less than 2% for those items on Exhibit I, and 6% for those items on Exhibit II commencing on January 1, 1995. The prices will be reduced in a manner so that the effect of said reduction will lower the base price of the total volume of work for each exhibit based on the preceding 12 month period. The base pricing will only change based on the

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     adjustments for Aluminum ingot as defined in section 3.2, and exceptional economic hardship as defined in section 5.

4.2 Successful productivity suggestions made under the ASPIRE program will count 100% toward the commitments shown, up to 6%, after which said cost savings will be shared with the supplier on a 50-50 basis.

4.3 Machined parts or other value added activity that results in a net savings to Buyer will be credited 100% toward the productivity commitments previously stated in section 4.1.

5.   ECONOMIC ADJUSTMENT
     -------------------

5.1 The prices identified in Exhibit I, and Exhibit II, are based on the Seller's labor cost and raw material cost. From time to time, but no more frequently than once during any 12 month period, Buyer or Seller may initiate negotiations to adjust prices to account for extraordinary changes to the labor portion of the product cost. The change to the labor cost must e deemed extraordinary after such economic influences as the Peso-Dollar Exchange rate is taken into consideration. The Seller will, at the request of the Buyer, provide documentation to substantiate the proposed change to the labor percentage of the part cost. The prices referenced on Exhibit I will remain firm and fixed for entirety of 1994.

5.2 From time to time, but no more frequently than once during a three month period, Buyer and Seller will agree to change the purchase price of Product in accordance with section 3.2 to allow for fluctuations greater than 10% to the published price of aluminum ingot per the American Metal Market.

6.   QUALITY CRITERIA
     ----------------

6.1 Seller must maintain quality and delivery standards that are at least consistent with a score of fifty (50) as measured by Buyer on Buyers Quality Survey (BC-2522). If for some reason, Seller does not meet a minimum score of fifty (50) on the Buyer's Quality Survey, Seller will have six months to achieve this minimum score of fifty (50), otherwise, Buyer may terminate the Agreement with respect to some or all of the Products, without further obligations to the Seller.

6.2 In addition to Seller's obligations under Paragraph 6.1, Seller shall also maintain a cumulative rejection rate per Attachment B. Dates for continued improvements by Seller are included in Attachment B which is attached to and made a part hereof.

6.3 In the event Seller ships non-conforming Products, Buyer shall so notify Seller and allow Seller a maxzimum of twenty-four (24) hours to ship Products conforming to Buyer's specifications. Buyer shall debit Seller a fee of $105 per rejected shipment whether rejected in whole or in part to cover internal processing of the rejection and notify Seller of the rejection and estimated charges. If Seller fails to ship conforming Products within the twenty-four (24) hour period referred to above, Buyer shall debit Seller $75 per hour that may be

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     required to sort and/or modify Products to meet specifications only if approval is obtained by Seller of total cost estimate. Additionally, Buyer shall debit the costs of returning the non-conforming Products to the Seller. The $105 per shipment charge will be waived for Seller, given that the improvements listed on Attachment B are met and that cumulative rejects of less than 1% are achieved on a quarterly basis subsequent to January 1, 1994.

7.   CHANGES
     -------

7.1 If Buyer initiates design, process, or other changes which result in decreased production costs, prices will be decreased to reflect the entire effect of the decreased production costs. If Seller initiates design, process, or other changes as through the framework of the ASPIRE program, the net effect of the decrease after non-recurring costs will count 100% toward the commitments mentioned in section 4.1. Additional savings after the commitment is met will be shared 50-50 between Buyer and Seller.

8.   INVENTORY
     ---------

8.1 Prior to the expiration of any of Seller's labor contracts, Seller will make best effort to , at its expense, fabricate and locate in an area not to be affected by any labor disruption, a finished inventory of salable Products sufficient to fulfill Seller's obligation to Buyer for a minimum of thirty (30) calendar days after expiration of such contracts.

8.2 As per the terms on the reverse side of Buyer's production schedule, Buyer commits to thirty (30) days forward schedule during which all efforts will be made by Buyer to maintain consistent scheduling. In the event that unforeseen events cause radical changes to the requirements of Buyer, a mutually acceptable arrangement will be made to relieve Seller of on hand and in process inventory.

9.   PROHIBITION OF USE OF PRODUCTS AND TOOLING
     ------------------------------------------

9.1 Seller shall not sell or transfer to any third party or allow any such third party to use Products (including rejected Products, Buyer's drawings and specifications, or any other confidential information of Buyer) for any reason whatsoever. Furthermore, Seller shall not manufacture parts for other customers which would engage the use of Buyer's Tooling, without the prior written consent of Buyer.

10.  SERVICE REPLACEMENT
     -------------------

10.1 At Buyer's request, during the seven year period after Buyer completes current purchases, Seller, will sell Product to fulfill Buyer's past model service and replacement requirements at the prices specified in this Agreement plus reasonable actual setup or manufacturing costs. During the seventh year of such period, Buyer and Seller will negotiate in good faith with regard to Seller's continued manufacture of service and replacement Products.

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11.  TERMINATION
     -----------

11.1 In addition to its rights under Section 6 and Article 11 of Buyer's Purchase Order Form, Buyer may terminate this Agreement without liability upon at least ninety (90) days of written notice if, (a) Buyer determines in its reasonable discretion that Seller is no longer competitive in price (including non-competitiveness due to exchange rate fluctuations, if applicable) or delivery, or quality levels fall below the acceptability limits established by section 6 and Attachment B, or, (b) Buyer can substitute parts of significantly advance design or pricing. Upon Buyer's notice, Seller may respond to Buyer's notice no later than sixty (60) days prior to the effective date of such termination it being understood that Seller's opportunity to respond to Buyer's notice shall in no way limit, modify, or alter Buyer's sole right to terminate this Agreement. Seller will be given the last right of refusal to meet the competitive price thereby retaining the business on the part in question. If Buyer determines that Seller is no longer competitive in price for a product, or if Quality and Delivery performance falls below acceptable limits, the Agreement for that part may be terminated by the Agreement for the Balance of the parts will remain in effect in accordance with the balance of the terms of this Agreement.

12   INCORPORATION BY REFERENCE
     --------------------------

12.1 The terms anc conditions set forth in Buyer's Purchase Order Form (BWS-1004A-1/93), as amended by Buyer's warranty clause, per Attachment A, and any releases issued thereunder (GAR-637-5/91) are incorporated herein and are made a part hereof, in the event of any conflict between the terms and conditions of the reverse side of the purchase order forms, and the terms and conditions of the Agreement, the terms and conditions of this Agreement shall prevail.

                                   SELLER


                                   By:  "MICHAEL JOYCE"
                                        -------------------------------
                                   Title:    President


                                   BUYER

                                   ALLIED SIGNAL INC.
                                   AUTOMOTIVE SECTOR

                                   By:  "J.W. RICHARD"
                                        -------------------------------
                                   Title:    Vice President, Materials
                                             Management

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                                   EXHIBIT I

Garret Automotive - Mexicali Charged Air Systems


The following pricing structure is based on current pricing and the terms of this Agreement. FOB will remain "DESTINATION" for the duration of this Agreement. Allied Signal agrees to procure 100% of the casting requirements for the following parts as the provisions of this Agreement are upheld. Additional work that is rewarded to Baja Oriente after January 1, 1994, will follow a 6% year or year productivity improvement schedule



PART NUMBER         CALENDAR '94   CALENDAR '95    CALENDAR '96
-----------         ------------   ------------    ------------

485442-0002           16.43           16.13            15.80
485444-0002           20.04           19.63            19.23
485446-0002           18.22           17.85            17.49
485448-0002           18.22           17.85            17.49
485456-0001           16.29           15.96            15.64
485458-0001           16.93           16.59            16.25
485622-0003           16.93           16.59            16.25
485622-0004           16.93           16.59            16.25
485632-0001           18.47           18.10            17.73
485634-0001           20.87           20.45            20.04
485642-0002           17.40           17.05            16.70
485644-0002           18.81           18.43            18.06
485806-0001           16.82           16.48            16.15
486002-0001           18.03           17.66            17.30
486004-0001           17.54           17.18            16.83
486122-0003           18.34           17.97            17.61
486124-0003           18.34           17.97            17.61
486132-0005           21.80           21.36            20.93
486132-0006           21.80           21.36            20.93
493815-0002           18.90           18.52            18.14
493816-0002           18.90           18.52            18.14

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                                  EXHIBIT II

                  Garrett Automotive - Lomita Turbo Charging


The pricing set forth in this exhibit is reflective of the current prices quoted by Baja Oriente. Prices shown are FOB Ensenada with delivery to Santa Fe Springs, CA quoted at .08/lb.

Allied Signal agrees to procure 100% of the casting requirements of the following parts as long as the provisions of this Agreement are upheld. Additional work that is awarded to Baja Oriente after January 1, 1994, will follow a 6% year over year productivity improvement schedule.



PART NUMBER         EAU        CALENDAR '94  CALENDAR '95    CALENDAR '96
-----------        ------      ------------  ------------    ------------
409168-0608         6200           23.94          22.50         21.15
443534-0751         3000           19.63          18345         17.34
447296-0004         40,000         25.88          24.33         22.87
442820-0750         5000           20.97          19.71         18.53
442087-0950         1800           20.03          18.82         17.69
442087-0750         7200           20.96          19.70         18.52
408173-0139         8000            7.58           7.15          6.72
443567-0012         6000           25.62          24.08         22.64
448709-0011         23,000          7.33          *6.89         *6.48


* This part is currently scheduled to be phased down by end of calendar year
1994.

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                                 ATTACHMENT A

                              WARRANTY LIABILITY


Beginning January 1, 1994, if Buyer can prove that a failure in the field is directly attributable to a deviant condition caused by Sell, whether is to the Seller's part or Seller's part directly causes the failure of another part, Seller agrees to pay warranty penalty according to the following scale:



Failure Rate             Liability

1 to 10,000 PPM          Seller replaces the cost of the casting at the current
                         cost as determined by this Agreement.
> 10,001 PPM             * Seller agrees to pay the replacement cost of the
                         Turbocharger or Charged Air Cooler.

* Estimated liability - Turbo Charger:    $250
                      - CAC:              $275





                                 ATTACHMENT B

                           PPM IMPROVEMENT SCHEDULE


As with reductions to the salable prices of the Products in this Agreement, Seller agrees that the learning curve guarantee by this long term Agreement will facilitate the following improvement to Part Per Million Reject Rate. PPM will be measured starting January 1, 1994, based on a 12 month rolling average.


                         1994 - 10,000 PPM
                         1995 -  7,500 PPM
                         1996 -  5,000 PPM

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